Exhibit 99.3
Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-160500 on Form S-8 of our reports dated March 1, 2012, relating to the consolidated financial statements of New Gold Inc. and the effectiveness of New Gold Inc.’s internal control over financial reporting on Form 6-K of New Gold Inc. furnished March 16, 2012.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 16, 2012